SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, March 27, 2025.

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2º floor

Zip Code 01010-010, São Paulo – SP

Ana Lucia Pereira

Superintendent of Issuer Listing and Oversight

B3 S.A. - Brasil, Bolsa, Balcão

c.c.: CVM - Securities and Exchange Commission of Brazil

Mr. Fernando Soares Vieira – superintendence of relations with companies

Mr. André Francisco de Alencar Passaro – superintendence of relations with the intermediary market

Ref.: OFFICIAL LETTER B3 098/2025-SLE OF 03/26/2025 - REQUEST FOR CLARIFICATION ON ATYPICAL FLUCTUATION

Dear Sirs,

We refer to Official Letter B3 098/2025-SLE ("Official Letter"), dated March 26, 2025, through which you request clarifications from Braskem S.A. ("Braskem" or "Company"), as follows:

“Re.: Request for clarification on atypical fluctuation

Dear Sir/Madam,

Considering the recent fluctuations in the securities issued by this company, number of trades and trading volume, as shown below, we request you to inform by March 27, 2025, if there is any fact known to you would justify them.

Common Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Var. %	No. Trades	Number	Volume (R$)
03/13/2025	10.47	10.26	10.80	10.60	10.79	3.06	91	14,900	157,927,00
03/14/2025	10.80	10.79	11.36	11.21	11.19	3.71	139	19,500	218,499,00
03/17/2025	11.03	11.03	11.65	11.48	11.40	1.88	86	23,600	270,967,00
03/18/2025	11.50	11.21	11.58	11.29	11.27	-1.14	27	12,100	136,644,00
03/19/2025	11.28	11.24	11.44	11.30	11.26	-0.09	31	12,700	143,533,00
03/20/2025	11.28	11.11	11.39	11.25	11.12	-1.24	41	14,900	167,565,00
03/21/2025	11.13	10.79	11.23	10.92	10.79	-2.97	76	15,800	172,473,00
03/24/2025	11.00	10.80	11.08	10.90	10.94	1.39	64	11,700	127,549,00
03/25/2025	10.94	10.51	11.03	10.84	10.51	-3.93	71	10,800	117,035,00
03/26/2025*	10.74	10.74	11.69	11.41	11.68	11.13	98	21,800	248,848,00

*Updated as of 1:22 p.m.

Preferred Shares
Prices (R$ por ação)
Date	Opening	Minimum	Maximum	Average	Last	Var. %	No. Trades	Number	Volume (R$)
03/13/2025	10.35	10.17	10.73	10.53	10.68	4.09	6,065	2,763,100	29,104,457,00
03/14/2025	10.70	10.70	11.35	11.07	11.06	3.56	7,026	3,531,000	39,078,406,00
03/17/2025	11.03	10.99	11.52	11.35	11.38	2.89	8,213	3,568,300	40,505,748,00
03/18/2025	11.38	11.08	11.45	11.20	11.22	-1.41	4,644	1,605,600	17,988,204,00
03/19/2025	11.23	11.05	11.44	11.29	11.35	1.16	7,688	2,091,300	23,603,202,00
03/20/2025	11.35	10.96	11.35	11.09	11.00	-3.08	6,764	2,600,100	28,830,649,00
03/21/2025	10.96	10.72	11.05	10.87	10.92	-0.73	6,031	3,939,200	42,832,940,00
03/24/2025	10.96	10.58	10.97	10.74	10.64	-2.56	5,081	2,272,300	24,406,740,00
03/25/2025	10.62	10.61	10.90	10.73	10.74	0.94	7,643	3,942,900	42,307,713,00
03/26/2025*	10.90	10.87	11.98	11.34	11.98	11.54	7,911	4,679,900	53,110,813,00

*Updated as of 1:39 p.m.

In this regard, Braskem clarifies that due to lots of news published on the media on March 21, 2025, about sales process of Braskem, the Company, which does not conduct any negotiations of its shareholders on the sale of shares of its issue, questioned Novonor and Petrobras (“Shareholders”) on March 21, 2025, and its Shareholders sent the clarifications transcribed below, disclosed by the Company through a statement to the market on March 24, 2025.

(1)	Novonor:

“In response to the clarifications requested, Novonor informs that, to date, there have been no material or binding developments in the discussions it has been holding with interested parties involving its indirect stake in Braskem S.A.

Any material developments in the discussions will be immediately communicated to the Company, so that they can adopt the usual measures.”

(2)	Petrobras:

“Petrobras clarifies that it conducted due diligence on Braskem for the eventual exercise of tag along or preemptive right in the event of the sale of the shares held by Novonor in Braskem, according to the rules provided for in the Shareholders' Agreement between Petrobras and Novonor. Petrobras reiterates that there is no decision made regarding its stake in Braskem and continues to study alternatives.”

Finally, regarding the period between March 13, 2025, and March 20, 2025, Braskem clarifies that it is not aware of any material act or fact not disclosed by the Company that justifies the fluctuations registered with its issued shares in the mentioned period.

Additional information can be obtained from the Investor Relations Department by phone at +55 11 3576-9531 or by email at braskem-ri@braskem.com.br.

Sincerely,

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.